UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission	file number: 0-15423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancTrust Financial Group, Inc.

Employee Savings & Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancTrust Financial Group, Inc.

100 Saint Joseph Street

Mobile, Alabama 36602

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2005

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

BancTrust Financial Group, Inc.

Employee Savings & Profit Sharing Plan

Mobile, Alabama

We have audited the accompanying statement of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2004, was audited by other auditors whose report, dated June 3, 2005, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama

June 13, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator

BancTrust Financial Group, Inc.

    Employee Savings & Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Birmingham, Alabama

June 3, 2005

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 and 2004

	2005	2004
Cash and cash equivalents	$93,940	$10,005

Investments, at fair value:
Mutual funds	13,964,426	14,432,284
Money market funds	728,426	728,033
BancTrust Financial Group, Inc. common stock	1,350,841	1,224,151

Total investments	16,043,693	16,384,468

Receivables:
Employer contribution	522,393	456,954
Employee contributions	28,421	28,857
Accrued income	56,609	7,494

Total receivables	607,423	493,305

Net assets available for benefits	$16,745,056	$16,887,778

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Net investment income:
Interest and dividends	$556,136
Net appreciation in fair value of investments	136,488

692,624

Contributions:
Employer	917,379
Employees	869,453

1,786,832

Total additions	2,479,456

Deductions from net assets attributed to:
Benefits paid to participants	(2,622,178)

Net decrease in net assets available for benefits	(142,722)
Net assets available for benefits:
Beginning of year	16,887,778

End of year	$16,745,056

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.

The Plan is available to all employees of the Company and its subsidiaries having at least one year of service and being 21 years of age or older. In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Plan’s assets are held by and the Plan is administered by BancTrust Company, Inc. (the ”Trustee”), a subsidiary of the Company.

Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions. Additional discretionary amounts may be contributed at the option of the Company’s Board of Directors and totaled $409,110 for the year ended December 31, 2005.

Participant Accounts

Individual participant accounts are maintained to reflect the participant’s contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.

Allocations are based on the participant’s investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Forfeitures

Forfeitures are used to reduce employer contributions during the year. For the year ended December 31, 2005, employer contributions were reduced by $47,765 from forfeited nonvested accounts.

Vesting

Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Participants become 100% vested after three and five years of credited service for matching contribution and additional discretionary employer contributions, respectively, with no vesting before three and five years of credited service.

A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.

Investment Options

Participants may direct their contributions, and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock. The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.

Distributions

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance or installment payments.

Participant Loans

Participant loans are not permitted by the Plan.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year. Purchases and sales of securities are recorded on a trade-date basis.

Benefit Payments

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	Units	Fair Value
2005:
Washington Mutual Investors Fund	107,328	$3,310,004
American Balanced Fund	142,903	2,546,537
Fundamental Investors Fund	46,436	1,643,837
AMCAP Fund	95,535	1,826,627
New Perspective Fund	55,965	1,602,283
Capital Income Builder Fund	25,814	1,368,916
BancTrust Financial Group, Inc. common stock	67,206	1,350,841
2004:
Washington Mutual Investors Fund	112,919	$3,475,649
American Balanced Fund	155,643	2,801,569
Fundamental Investors Fund	54,547	1,759,128
AMCAP Fund	93,632	1,716,277
New Perspective Fund	56,720	1,572,277
Capital Income Builder Fund	26,967	1,436,324
BancTrust Financial Group, Inc. common stock	49,742	1,224,151

During the year ended December 31, 2005, the Plan’s investments appreciated in fair value as follows:

Fair value as determined by quoted market value:
Mutual funds	$328,014
BancTrust Financial Group, Inc. common stock	(191,526)

$136,488

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	RELATED PARTY TRANSACTIONS

The Trustee, BancTrust Company, Inc., acts as trustee, custodian and record keeper of the Plan. The Trustee is a subsidiary of the Company. Additionally, at December 31, 2005 and 2004, the Plan owned $1,350,841 (67,206 shares) and $1,224,151 (49,742 shares), respectively, in Company stock. In 2005 and 2004, dividends received by the Plan on Company stock were $29,104 and $20,203, respectively.

NOTE 5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants become 100% vested in their account balances.

NOTE 6.	TAX STATUS

The Plan adopted a non-standardized form of a prototype plan sponsored by BancTrust Company, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per financial statements:	$16,745,056	$16,887,778
Cash to accrual adjustment for accrued interest and dividends	(56,609)	(7,494)
Timing differences associated with benefit payments	(12,990)	—

Net assets available for benefits per the Form 5500	$16,675,457	$16,880,284

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

2005
Change in net assets available for benefits per the financial statements	$(142,722)
Timing differences associated with benefit payments	(12,990)
Cash to accrual adjustment for accrued interest and dividends	(49,115)

Change in net assets available for benefits per the Form 5500	$(204,827)

BANCTRUST FINANCIAL GROUP, INC.

EMPLOYEE SAVINGS & PROFIT SHARING PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Federated U.S. Treasury	Federated U.S. Treasury #59	$22,183
Federated Money Market	Federated Money Market #92	706,243

	Total money market funds	728,426

The American Funds	AMCAP Fund	1,826,627
The American Funds	American Balanced Fund	2,546,537
The American Funds	Bond Fund of America	437,241
The American Funds	Capital Income Builder Fund	1,368,916
The American Funds	Fundamental Investors Fund	1,643,837
The American Funds	New Perspective Fund	1,602,283
The American Funds	Washington Mutual Investors Fund	3,310,004
The American Funds	Euro Pacific Growth Fund	212,633
Federated Investors	Federated Kaufman Fund Class A #66	263,093
Federated Investors	Federated Growth Strategy Fund Class A #48	167,809
T. Leavell & Associates, Inc.	Government Street Equity Fund	318,091
T. Leavell & Associates, Inc.	Government Street Bond Fund	133,902
Old Mutual Investment Funds	Old Mutual Technology & Communication Fund	133,453

	Total mutual funds	13,964,426

*BancTrust Financial Group, Inc.	Common stock	1,350,841

	Total investments	$16,043,693

* Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan By: BancTrust Company, Inc., as its Plan Administrator and Trustee

By:	/s/ Dan Britton
Dan Britton As its President

Dated: June 28, 2006